SEC 1746  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.

)

Dravco Mining Inc.
(Name of Issuer)
common stock
(Title of Class of Securities)
261466 10 6
(CUSIP Number)
Conrad Lysiak, Metropolitan Financial Center, 601 West First Ave, Suite 503, Spokane, WA 99201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2000
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No………………..261466 10 6

1. Name(s) of Reporting Persons

Rodney Lozinski

I.R.S. Identification Nos. of above persons (entities only):

2. Check the Appropriate Box if a Member of a Group  (See Instructions)

  (a)

  (b)

3. SEC Use Only

4. Source of funds: OO

4.  Source of Funds:  PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)  n/a

6. Citizenship or Place of Organization:

Canadian

Number of shares beneficially owned by each reporting person with:

7. Sole Voting Power	5,000,000
8. Shared Voting Power
9. Sole Dispositive Power	5,000,000
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 55.55%
14. Type of Reporting Person IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Item 1.

Security and Issuer

The title of the class of security to which this statement relates to is the common stock of Dravco Mining Inc., .00001 par value, a Nevada corporation whose principal executive offices are located at, Unit 404-101-1865 Dilworth Drive, Kelowna, B.C.Canada V1Y 9T1.

Item 2.  Identity and Background

(a) Name: Rodney Lozinski
(b) Business address: Unit 404-101-1865 Dilworth Drive, Kelowna, B.C. Canada V1Y 9T1

(c)

Present Principal Occupation:  Owner/Operator of Florals by Doctor Plant (established 1979) located in Saskatoon, Saskatchewan, Canada and Creative Plant Interiors (established 1992) a division of Florals by Doctor Plant, located in Kelowna B.C., Canada.

(d) Disclosure of Criminal Proceedings: Mr. Lozinski has not been convicted in a criminal proceeding. (excluding traffic violations or similar misdemeanors).

(e)

Disclosure of Civil Proceedings:  Mr. Lozinski has not been subject to any judgement, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship: Mr. Lozinski is a citizen of Canada.

Item 3.

Source and Amount of Funds or Other Consideration

Mr. Lozinski acquired 5,000,000 common shares of the Company’s common stock for $50.00

Item 4.

Purpose of Transaction

The common shares were acquired for investment purposes only.

a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; n/a
b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; n/a
c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; n/a

d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; n/a

e) Any material change in the present capitalization or dividend policy of the issuer; n/a

f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; n/a

g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; n/a

h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; n/a

i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or n/a
j) Any action similar to any of those enumerated above. n/a

Item 5.

Interest in Securities of the Issuer

a) Mr. Lozinski is the beneficial owner of 5,000,000 common shares being 55.55% of the outstanding shares of the Corporation. Mr. Lozinski has sole power to vote and to dispose of these shares.
b) Mr. Lozinski has sole voting and dispositive power to the 5,000,000 shares he owns directly.
c) n/a
d) n/a
e) n/a

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.

Material to be filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2004
Date

/s/Rodney Lozinski
Signature

Rodney L. Lozinski, President, CEO and Director
Name and Title